PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(3)
(To Prospectus Dated July 15, 2003)                          File No. 333-106759



                                9,700,000 Shares


                                  [Harris Logo]


                                  Common Stock


--------------------------------------------------------------------------------

This is an offering of 9,700,000 shares of common stock of Harris Interactive Inc. All of the shares of common stock in this offering are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "HPOL." On August 6, 2003, the last reported sale price of our common stock on Nasdaq was $6.36 per share.

Investing in the shares involves risks. "Risk Factors" begin on page S-8 of the prospectus supplement.


                                                         Per Share      Total
                                                         ---------   -----------
Public offering price ...............................      $6.36     $61,692,000
Underwriting discount and commissions ...............      $0.35     $ 3,395,000
Proceeds, before expenses, to the selling
  stockholders.......................................      $6.01     $58,297,000


The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 930,278 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about August 12, 2003.

--------------------------------------------------------------------------------

LEHMAN BROTHERS
                                                     U.S. BANCORP PIPER JAFFRAY


August 6, 2003

                               TABLE OF CONTENTS


Prospectus Supplement                                                       Page
---------------------                                                       ----

About this Prospectus Supplement ........................................    S-2
Summary .................................................................    S-3
Risk Factors ............................................................    S-8
Underwriting ............................................................   S-16
Notice to Canadian Investors ............................................   S-19
Legal Matters ...........................................................   S-20


Prospectus                                                                  Page
----------                                                                  ----

The Company .............................................................      2
Selling Security Holders ................................................      3
Use of Proceeds .........................................................      5
Plan of Distribution  ...................................................      5
Legal Matters ...........................................................      7
Experts .................................................................      7
Special Note Regarding Forward-Looking Statements .......................      7
Where You Can Find More Information .....................................      7
Incorporation of Certain Documents by Reference .........................      8
Annex A .................................................................    F-1
Annex B .................................................................    B-1


   You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any different or additional information. No offer regarding these securities is made in any state where such an offer is not permitted.


                        ABOUT THIS PROSPECTUS SUPPLEMENT

   This prospectus supplement is part of, and should be read in conjunction with, the accompanying prospectus. The information we present in this prospectus supplement may add, update or change information included in the accompanying prospectus. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

                                    SUMMARY


   This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the "Risk Factors" section beginning on page S-8 and our consolidated financial statements and the notes to those statements and the documents incorporated by reference. Except as otherwise required by the context, references in this prospectus supplement to "the company," "we," "us," or "our" refer to the combined business of Harris Interactive Inc. and all of its subsidiaries.


                              Recent Developments

   We recently reported our earnings for fiscal year 2003, including for the fourth quarter which ended June 30, 2003. A copy of the press release was furnished to the Securities and Exchange Commission under cover of Form 8-K on July 30, 2003 and the summary financial statements included in that report are included below.

   Revenue for the fourth quarter of fiscal 2003 was $35.7 million, compared to $32.1 million of revenue for the third quarter of fiscal 2003 and compared to $29.8 million of revenue reported for the fourth quarter of fiscal 2002. Revenue for the full fiscal 2003 year was $130.6 million, up from the $100.0 million revenue posted for fiscal year 2002.

   Net income for the fourth quarter of fiscal 2003 was $5.5 million, or $0.10 per share. Net income included an income tax benefit of $3.0 million or $0.05 cents per share required by GAAP to be booked in the fourth quarter of fiscal 2003. Therefore pre-tax income for the fourth quarter of fiscal 2003 was $2.5 million, or $0.05 per share, compared to net income of $2.6 million ($.05 per share) for the third quarter of fiscal 2003, and compared to net income of $0.2 million ($0.00 per share) reported for the fourth quarter of fiscal 2002.

   For the full fiscal year ended June 30, 2003, net income was $11.1 million or $0.20 per share on a fully diluted basis, including the $3.0 million, or $0.05 per share tax benefit. Pre-tax earnings were $8.2 million or $0.15 per share, compared to a loss of $14.8 million, or ($0.32 per share) reported for fiscal year 2002.

   Our net income in the fourth quarter of fiscal 2003 was impacted by approximately $600,000 in severance and related costs associated with reorganization of management in the United Kingdom and costs of closing one of four United Kingdom offices.

   EBITDA for the fourth quarter of fiscal 2003 was $3.9 million, or 11% of revenue, compared to $3.9 million, or 12% of revenue, for the third quarter of fiscal 2003, and compared to $1.2 million of EBITDA reported for the fourth quarter of fiscal 2002. For the full fiscal year 2003, EBITDA was $13.3 million or 10% of revenue. EBITDA is a non-GAAP financial measure as defined under SEC Regulation G. EBITDA represents earnings before interest, taxes, depreciation and amortization. We have reported EBITDA because management believes that EBITDA, although not a GAAP measurement, is widely understood and is an additional tool that assists investors in evaluating current operating performance of the business without the effect of the non-cash depreciation and amortization expenses. Management internally monitors EBITDA to monitor cash flow unencumbered by non-cash items. While instructive, EBITDA should be considered in addition to, rather than as a substitute for, operating income, net income or cash flows from operations or any other GAAP measure of performance or liquidity. This non-GAAP measure is reconciled to the most directly comparable financial measure calculated in accordance with GAAP in the following table:

Calculation of EBITDA:


                                                                                                  Three months      Twelve months
                                                                                                     ended              ended
                                                                                                    June 30,           June 30,
                                                                                                 2003      2002     2003     2002*
                                                                                                ------    -----    ------   -------
Net income (loss) ...........................................................................    5,482      169    11,107   (14,793)
Less: Interest and other income, net ........................................................     (119)    (201)     (506)   (1,317)
Plus: Income tax (benefit) expense ..........................................................   (2,954)      38    (2,954)       38
Plus: Depreciation and amortization .........................................................    1,476    1,222     5,676     6,515
                                                                                                ------    -----    ------   -------
 EBITDA .....................................................................................    3,885    1,228    13,323    (9,557)
                                                                                                ======    =====    ======   =======

---------------
*   Includes Total Research Corporation results from 11/01/01 only.

   We treat revenue as Internet-based whenever 50% or more of the surveys used for the project were completed over the Internet. Internet-based revenue for the fourth quarter of fiscal 2003 was $18.1 million compared to $12.3 million for the fourth quarter of fiscal 2002, and compared to $15.3 million for the third quarter of fiscal 2003. Internet-based revenue for the full fiscal year 2003 was $60.1 million compared to $40.6 million for fiscal year 2002. For fiscal year 2003, Internet-based revenue made up 46% of our total revenue compared to 41% of the total revenue in fiscal year 2002.

   Capital expenditures for fiscal year 2003 were $2.1 million.

   As of June 30, 2003 we had $39.1 million in cash and marketable securities, compared to $35.3 million as of March 31, 2003 and $28 million as of June 30, 2002. Among others, cash balances increased by approximately $3 million during fiscal 2003 through the exercise of stock options. We continue to remain essentially debt-free.

   For United States operations only, total revenue for fiscal year 2003 was $101 million compared to $78 million for fiscal year 2002. Pre-tax net income for U.S. operations only for fiscal year 2003 was $7.7 million or 8% of revenue. Internet revenue comprised 59% of all U.S. revenue.

   Bookings at the end of fiscal year 2003 were $141, compared to $107.5 million at the end of fiscal year 2002. The annualized bookings rate for the last half of fiscal year 2003 is $150 million. The aggregate value of proposals outstanding to customers as of June 30, 2003 was $73 million. The average value of proposals, other than for projects to be completed through our service bureau, was $100,000 as of June 30, 2003. We win in the range of 45% to 55% of proposals upon which we have submitted and which are actually awarded. Revenue backlog as of July 1, 2003 was $36 million.

   Our database of Internet survey respondents continues to be a critical component of our success. The database contains more than 4 million names on a worldwide basis, including approximately 350,000 names in the European panel. We are adding between 3,500 and 4,000 names per day in the United States, and more than 1,000 names per day in Europe.

   We reorganized our management in the fourth quarter of fiscal 2003 and announced our intention to add additional management talent to support growth, both internally and by acquisitions. Gregory Novak was named President for United States Operations and George Terhanian was named President for European Operations. The employment agreements for Dr. Gordon Black, Chairman and Chief Executive Officer, and Albert Angrisani, President and Chief Operating Officer were extended through December 31, 2004. We also entered into an employment agreement with Leonard Bayer, Chief Scientist, with an initial term ending June 30, 2005. As part of orderly succession planning and in order to allow Dr. Black to concentrate his efforts on corporate strategy, major account marketing, international expansion and investor relations, we also commenced a search for a replacement Chief Executive Officer. When a replacement for Dr. Black is hired, Dr. Black will assume the position of Executive Chairman.

                            HARRIS INTERACTIVE INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)
                                  (Unaudited)

                                                                                   Three months ended         Twelve months ended
                                                                                        June 30,                   June 30,
                                                                                 -----------------------    -----------------------
                                                                                   2003          2002          2003         2002*
Revenue from services .......................................................      $35,674       $29,787      $130,551     $100,048
Cost of services ............................................................       17,215        15,341        66,852       53,470
                                                                                ----------    ----------    ----------   ----------
   Gross profit..............................................................       18,459        14,446        63,699       46,578
Operating expenses:
 Sales and marketing expenses ...............................................        3,055         2,344         9,542        9,720
 General and administrative expenses ........................................       11,854        10,874        41,831       40,193
 Depreciation and amortization ..............................................        1,476         1,222         5,676        6,515
 Restructuring (credits) charges and asset write-downs ......................         (335)           --          (997)       6,222
                                                                                ----------    ----------    ----------   ----------
   Operating income (loss)...................................................        2,409             6         7,647      (16,072)
Interest and other income, net ..............................................          119           201           506        1,317
                                                                                ----------    ----------    ----------   ----------
Net income (loss) before income taxes .......................................        2,528           207         8,153      (14,755)
Income tax (benefit) expense ................................................       (2,954)           38        (2,954)          38
                                                                                ----------    ----------    ----------   ----------
Net income (loss) ...........................................................        5,482           169        11,107     (14,793)
Basic net income (loss) per share ...........................................       $ 0.10        $ 0.00        $ 0.21      $ (0.32)
Diluted net income (loss) per share .........................................       $ 0.10        $ 0.00        $ 0.20      $ (0.32)
Weighted average shares outstanding --
    Basic ...................................................................   53,899,564    52,168,286    52,983,689   46,136,445
    Diluted .................................................................   56,301,406    54,575,751    54,638,596   46,136,445

---------------
*   Includes Total Research Corporation results from 11/01/01 only.

                            HARRIS INTERACTIVE INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                  (Unaudited)


                                                             June 30,   June 30,
                                                               2003       2002
                                                             --------   --------
                          Assets
Current assets:
 Cash and cash equivalents ..............................    $ 20,391   $ 10,787
 Marketable securities ..................................      18,693     17,070
 Accounts receivable, net ...............................      20,821     20,791
 Costs and estimated earnings in excess of billings on
   uncompleted contracts.................................       3,776      4,669
 Other current assets ...................................       7,579      4,808
                                                             --------   --------
    Total current assets ................................      71,260     58,125
Property, plant and equipment, net ......................       7,806      9,703
Goodwill ................................................      63,259     63,428
Other intangibles, net ..................................         730      1,042
Other assets ............................................       2,187      3,221
                                                             --------   --------
    Total assets ........................................    $145,242   $135,519

           Liabilities and Stockholders' Equity
Current liabilities:
 Current installment of long-term debt ..................    $     --   $  1,193
 Accounts payable .......................................       6,752      7,417
 Accrued expenses .......................................       9,050     11,081
 Short-term borrowings ..................................          --        811
 Billings in excess of costs and estimated earnings on
   uncompleted contracts.................................      10,375      9,824
                                                             --------   --------
   Total current liabilities.............................      26,177     30,326
Long-term debt, excluding current installment ...........         314
Other long-term liabilities .............................         576      1,579
   Total stockholders' equity............................     118,489    103,300
                                                             --------   --------
   Total liabilities and stockholders' equity............    $145,242   $135,519

                                  The Offering


Common stock offered by the selling
stockholders:                           9,700,000 shares

Selling stockholders participating in
this offering:                          Virginia Retirement System
                                        Brinson MAP Venture Capital Fund III
                                        BVCF III, L.P.

Use of proceeds:                        We will not receive any of the proceeds
                                        from the sale of the shares by the
                                        selling stockholders. The selling
                                        stockholders will receive all of the
                                        proceeds from the sale of shares of our
                                        common stock offered in this prospectus
                                        supplement.

Over-allotment option:                  The selling stockholders have granted
                                        the underwriters an option to purchase
                                        up to an aggregate of 930,278 shares of
                                        common stock, exercisable solely to
                                        cover over-allotments, if any, at the
                                        public offering price less the
                                        underwriting discount shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement.

Nasdaq National Market symbol:          HPOL

   As of August 6, 2003, we had 54,622,306 shares of common stock issued and outstanding, and we had outstanding options to acquire 4,583,177 shares of common stock at a weighted-average exercise price of $2.97 per share.

   Our principal executive offices are located at 135 Corporate Woods, Rochester, New York 14623, and our main telephone number is (585) 272-8400.

                                  RISK FACTORS


You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are all of the risks that we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. You should also refer to the other information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes to those statements.

Our growth will be adversely affected if the marketplace does not continue to convert to internet-based market research and polling.

   The ongoing success of our business will depend on our ability to continually develop and market Internet-based products and services that achieve broad market acceptance. Our clients must continue to accept the Internet as an attractive replacement for traditional market research methodologies, such as direct mail, telephone-based surveys, mall intercepts, focus groups and in-person interviews.

   Since the beginning of fiscal 1998, we have spent $67.1 million and significant management resources to develop and grow our Internet-based market research and polling business. Some of our clients have expressed concern that Internet users do not yet accurately reflect their applicable population, and that any information collected via the Internet will be inherently biased. If our current and potential clients do not continue to accept our Internet-based methodologies as reliable and unbiased, our revenues may not meet expectations or may decline, and our business, financial condition and results of operations would likely suffer.

If we are unable to maintain adequate size and demographic composition of our global Internet panel, or if we are required to spend substantial funds to do so, our business, financial condition and results of operations will suffer.

   Our success is highly dependent on our ability to obtain and retain an adequate number of worldwide panelists in our Internet panel and its specialty-panels. Our ability to maintain an adequate online panel or increase Internet revenues may be harmed if:

   o a significant number of our current online panelists decide that they are no longer willing to participate in our surveys,

   o we lose a large number of online panelists from over-use, and then must rely on a limited number of online panelists for ongoing research,

   o we are unable to attract an adequate number of replacement panelists and specialty panel members, or

   o new regulatory requirements related to Internet "spam" make it impractical for us to continue operations as currently conducted.

   If the number of our active survey respondents significantly decreases, or the demographic composition of our Internet panel narrows, our ability to provide our clients with accurate and statistically projectable information would likely suffer. This risk is likely to increase as our business expands. For example, our Internet panel is surveyed for our own studies as well as for studies conducted for other market research firms by our Harris Interactive Service Bureau. Our business will be unable to grow and will suffer if we have an insufficient number of panelists to respond to our surveys, or if our panel becomes unreliable due to reduced size, or because it is not representative of the general population.

   Our online panelists are not obligated to participate in our surveys and polls and there can be no assurance that they will continue to do so.

   We believe that our HI Points(SM), HI Stakes(SM) and instant results programs currently provide adequate incentives to encourage participation in our surveys and to maintain the size of our Internet panel. These programs may lose their effectiveness in the future, resulting in a reduction in size of the panel.

If we are unable to achieve the anticipated global growth of our Internet panel, or if we are unable to overcome other risks associated with global operations, we will be unable to conduct business on a global level.

   Key components of our strategy are extension of our Internet-based market research and polling products and services to clients globally, expansion of our Internet panel to include global online panelists and development of strategic alliances globally. The following risks are inherent in doing business on a global level:

   o inability to attract a critical mass of panel members in key countries and regions, particularly in Europe,

   o export controls relating to encryption technology,

   o inability to comply with or enactment of more restrictive privacy laws,

   o changes in regulatory requirements,

   o currency exchange fluctuations,

   o problems in collecting accounts receivable and longer collection periods,

   o potentially adverse tax consequences,

   o political instability,

   o Internet access restrictions, and

   o anti-American sentiment or terrorist activity against American interests abroad.

   We have little or no control over these risks. We have encountered more restrictive privacy laws in connection with our business operations in Europe, which have inhibited our ability to develop our European Internet panel. We have also experienced currency exchange fluctuations, the impact of which has not been material. As we increase our global operations in the future, we may experience some or all of these risks, which may have a material adverse effect on our business, financial condition and results of operations.

If we do not continue to keep pace with rapid technological change within the market research and polling industry, we will not be able to successfully implement our business plan.

   The markets for our products and services are highly competitive. Our current competitors also offer Internet-based and traditional market research and polling services. We expect to face future competition from other organizations that develop Internet-related products and services. These companies may, either alone or in alliances with other firms, penetrate the Internet-based market research and polling market.

   Our ongoing success will depend on our continued ability to improve the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. We could also incur substantial costs if we need to modify our services or infrastructure to adapt to these changes.

Any failure in the performance of our Internet-based technology infrastructure could harm our business.

   Any system failure, including network, software or hardware failure, that causes an interruption in our ability to communicate with our Internet panel or in our ability to collect research data could result in reduced revenue, and could impair our reputation. Our systems and operations are vulnerable to damage or interruption from fire, earthquake, flooding, power loss, telecommunications failure, break-ins and similar events. One supplier of our secure off-site Web hosting facilities currently maintains approximately one-third of our servers at one facility, and while we have redundancy in our systems we depend upon the supplier and others to protect our systems and operations from the events described above.

   We have experienced technical difficulties and downtime of individual components of our computer system in the past and believe that technical difficulties and downtime may occur from time to time in the future. Although technical difficulties and downtime have had minimal impact on our operations during the past fiscal year, their impact may be more severe in the future. We have no formal disaster recovery plan and our business interruption insurance may not adequately compensate us for any losses that may occur due to failures in our systems. In addition, our servers and software must be able to accommodate a high volume of traffic. Any increase in demands on our servers beyond that which we currently anticipate, will require us to fund the expansion and modification of our network infrastructure. If we were unable to add additional software and hardware to accommodate increased demand, unanticipated system disruptions and slower data collection would likely result.

   Our Internet panel members communicate with us using various Internet service providers. These providers have experienced significant outages in the past, and could experience outages, delays and other difficulties unrelated to our systems in the future.

   Major components of the Internet backbone itself could fail due to terrorist attack, war or natural disaster.

   While the impact of these outages in the past has been minimal, any future system delays or failures in the Internet could adversely affect our access to our online panelists, which could have a material adverse effect on our business, financial condition and results of operations.

We face intense competitive pressures and uncertainties within the market research and polling industry.

   The market research and polling industry is highly fragmented and includes competitors much larger than we are. As competitors increase their ability to offer alternative products in the market, we may come under increasing pressures in selling and pricing our products and services. No one customer accounts for more than 5% of our revenues and most of our revenues are derived on a project by project basis. We must continuously replace completed work with new projects in order to sustain and grow our revenues. The market research industry tends to be adversely affected by slow or depressed business conditions in the market as a whole. We are at risk of decreased market research budgets as our customers respond to difficult economic conditions, as well as to delays in projects both committed and uncommitted.

Sustaining our growth may strain our managerial and systems resources.

   We have grown rapidly and need to continue to grow in all areas of our operations. Managing and sustaining our growth will place significant demands on management as well as on our administrative, operational, technical and financial systems and controls. If we are unable to manage our growth effectively, we will not be able to successfully implement our business plan at projected levels.

We must continue to attract and retain highly skilled employees.

   Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly skilled technical, managerial, marketing, sales and client support personnel. Competition for these personnel exists, and we may be unable to attract, integrate or retain the proper numbers of sufficiently qualified personnel that our business plan assumes. We have experienced in the past, and we may experience in the future, difficulty in hiring and retaining employees with appropriate qualifications. In the past, competition for highly skilled employees has resulted in additional costs for recruitment, compensation and relocation or the provision of remote access to our facilities. To the extent that we are unable to hire and retain skilled employees in the future, our business, financial condition and results of operations would likely suffer.

The loss of the services of one or more of our key personnel could disrupt our operations and result in loss of revenues.

   Our future success depends to a significant extent on the continued services of our key technical and senior management personnel. The loss of the services of any of these persons could seriously harm our business. Although some of our key employees have signed non-competitive agreements, only a few of our employees are currently bound by an employment agreement. All of our other relationships with our officers and key employees are at will. We do not have "key person" life insurance policies covering any of our employees other than Gordon S. Black.

Our succession plans may not be successfully executed.

   We have started our search to identify potential candidates for Chief Executive Officer. The hiring of a new CEO would allow Gordon S. Black, the current CEO, to move to a position as Executive Chairman and more fully concentrate on corporate strategy, major account marketing, international expansion. investor relations, and acquisition. If the succession plans for the CEO and other senior executives are not successfully executed, and appropriate replacement(s) cannot be hired, the senior management may be overtaxed and unable to properly execute all of their duties.

Our business is largely dependent on the continued development and worldwide growth of the Internet. The Internet may not grow, or may be unable to support the demands placed on it by this growth.

   If worldwide Internet usage does not continue to grow, we may be unable to attract International online panelists to our Internet panel or clients for our Internet-based market research and polling products and services. If Internet usage does continue to grow, the Internet infrastructure may be unable to support the demands placed on it by this growth and its performance and reliability may decline. Varying factors could inhibit future growth or the ability of the Internet infrastructure to adequately support the growth in Internet usage, including:

   o inadequate network infrastructure,

   o security concerns,

   o inconsistent quality of service, and

   o unavailability of cost effective, high speed service.

   Our Internet panel depends on Internet service providers, online service providers and other website operators for access to the Internet and our websites. Many websites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure.

   If worldwide Internet usage declines, or grows at a significantly slower rate than projected, our ability to maintain our current Internet panel, expand our global Internet panel and gather research data and information around the world will decrease, which would likely harm our business financial condition and results of operations.

A breach of our Internet security measures or security concerns could adversely affect our business.

   Internet security concerns could cause some online panelists to reduce their participation levels, provide inaccurate responses or end their membership in our Internet panel. This could harm our credibility with our current clients. If our clients become dissatisfied, they may stop using our products and services. In addition, dissatisfied and lost clients could damage our reputation. A loss of online panelists or a loss of clients would hurt our efforts to generate increased revenues.

   A failure in our security measures could result in the misappropriation of private data. As a result, we may be required to expend capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches, which could have a material adverse effect on our business, financial condition and results of operations.

Failure or inability to protect our intellectual property could adversely affect our business.

   Our success and ability to compete depends substantially on our internally developed technologies and trademarks, which we protect through a combination of patent, copyright, trade secret and trademark laws. We have registered a number of our trademarks, including Harris Interactive and The Harris Poll. If we were prevented from using The Harris Poll name, our brand recognition and business would likely suffer. We would have to make substantial financial expenditures to promote and rebuild our brand identity.

   Currently, we have pending trademark applications for a number of our products and services. We also have patent applications currently pending for our CONCEPTLOC encryption system and our system and method for conducting product configuration research over a computer-based network. In addition, we may apply for additional trademarks or patents in the future. Our patent or trademark applications may not be approved, or if approved, our patents or trademarks may be successfully challenged by others or invalidated. We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future, whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to pay money damages, introduce new trademarks, develop non-infringing technology, or enter into royalty or licensing agreements. Any of those events could substantially increase our operating expenses and potentially reduce our expected revenues.

   We generally enter into confidentiality or license agreements with parties with whom we do business, and generally control access to, and distribution of, our technologies, documentation and other proprietary information. Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose, obtain or use our technologies. The steps we have taken may not prevent misappropriation of our technologies, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

   We also rely on off-the-shelf technologies that we license from third parties. "Off-the-shelf" technology refers to generally commercially available software that is not customized for a particular user. These third party licenses may not continue to be available to us on commercially reasonable terms or at all. The inability to use licensed technology important to our business could require us to obtain substitute technology of lower quality or performance standards or at a greater cost. In the future, we may seek to license additional technology to enhance our current technology infrastructure. We cannot be certain that any such licenses will be available on commercially reasonable terms or at all. The loss of any of these technology licenses could result in delays in providing our products and services until equivalent technology, if available, is identified, licensed and integrated.

We may be subject to liability for publishing or distributing content over the Internet.

   We may be subject to claims relating to content that is published on or downloaded from our websites. We also could be subject to liability for content that is accessible from our website through links to other websites. We may be accused of sending bulk unsolicited email, and have our email blocked by many ISPs and therefore be unable to conduct online data collection.

   Although we carry general liability insurance, our insurance may not cover potential claims of this type, such as defamation or trademark infringement, or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. In addition, any claims of this type, with or without merit, would result in the diversion of our financial resources and management personnel.

Liability arising from the use of the personal information of our Internet panel could be costly.

   We could be subject to liability claims by our online panelists for any misuse of personal information. These claims could result in costly litigation. In addition, the Federal Trade Commission and other domestic and international agencies have been investigating various Internet companies regarding their use of personal information. We could incur additional costs and expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Changes in government regulation or industry practices could limit our Internet activities or result in additional costs of doing business on the Internet.

   Any new laws pertaining to the imposition of taxes on Internet access and electronic commerce could adversely affect our business. In February 1999, the Federal Communications Commission issued a declaratory ruling interpreting the Telecommunications Act of 1996 to allow local exchange carriers to receive reciprocal compensation for traffic delivered to information service providers, particularly Internet service providers, on the basis that traffic bound for Internet service providers is largely interstate. As a result of this ruling, the costs of transmitting data over the Internet may increase and our business could suffer.

   As of July 2003, at least 37 U.S. state legislatures had enacted laws regulating the distribution of unsolicited email.

   In April 2003, The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (CAN-SPAM) was introduced in the U.S. senate. This bill would require unsolicited e-mail marketing messages have a valid return address. E-mail marketers would be required to remove customers from their mailing lists if requested. The bill also give more legal ammunition for ISPs to take spammers to court, allows the Federal Trade Commission (FTC) to impose fines, and gives state attorneys general the power to bring lawsuit.

   Any future legislation or regulations or the application of existing laws and regulations to the Internet could limit our effectiveness in conducting Internet-based market research and polling, and increase our operating expenses. In addition, the application of existing laws to the Internet could expose us to substantial liability for which we might not be indemnified by content providers or other third parties. Existing laws and regulations currently address, and new laws and regulations and industry self-regulatory initiatives are likely to address, a variety of issues, including the following:

   o email distribution,

   o user privacy and expression,

   o the rights and safety of children,

   o intellectual property,

   o information security,

   o anti-competitive practices,

   o the convergence of traditional channels with Internet commerce,

   o taxation and pricing, and

   o the characteristics and quality of products and services.

   Those laws that do reference the Internet have limited interpretation by the courts and their applicability and scope are not well defined, particularly on an International basis. Any new laws or regulations relating to the Internet could adversely affect our business.

   Industry standards related to the Internet are still evolving. Moreover, some private entities have proposed their own standards for communications with, and use of information related to, individuals who use the Internet. Internet service providers also have the ability to disrupt our communications with our panel. Although we believe that we maintain the highest standards for the recruitment of members into our database, communications with our panelists and use of information provided by our respondents, some service providers and/or self appointed industry regulators may not agree. As a result, our communications with our panelists may be disrupted from time to time.

We have incurred losses in recent years and may incur them again.

   We incurred net losses of $14.8 million in fiscal 2002, $24.0 million in fiscal 2001 and $20.9 million in fiscal 2000. We base current and future expense levels on our operating plans, which are based on our estimates of future revenues. While we have been profitable for fiscal 2003, if our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not be able to maintain profitability. Even if we remain profitable in the future, we may be unable to maintain current profitability growth on an ongoing basis.

Variations in our operating results may cause our stock price to decline.

   Our quarterly operating results have in the past, and may in the future, fluctuate significantly. Our future results of operations may fall below the expectations of public market analysts and investors. If this happens, the price of our common stock would likely decline.

   Factors that are outside of our control, and that have caused our results to fluctuate in the past or that may affect us in the future, include:

   o declines in general economic conditions or the budgets of our clients,

   o a general decline in the demand for market research and polling products and services,

   o seasonal decreases in demand for market research and polling services,

   o development of equal or superior products and services by our competitors,

   o technical difficulties that cause general and long-term failure of the Internet, and

   o currency fluctuations.

   Factors that are partially within our control, and that have caused our results to fluctuate in the past or that may affect us in the future, include:

   o our relative mix of Internet-based and traditional market research and polling businesses,

   o technical difficulties that negatively affect our operations,

   o our ability to maintain the proper critical mass and scope of our Internet panel necessary to develop and sell new products and services and generate expected revenues,

   o our ability to recruit respondents into our sub-panels, such as our IT Decision Makers, to conduct high-value research for our clients, and

   o development of new, marketable products and services

   The factors listed above may affect both our quarter-to-quarter operating results as well as our long-term success. You should not rely on quarter-to-quarter comparisons of our results of operations or any other trend in our performance as an indication of our future results.

The price of our common stock is likely to be volatile and subject to wide fluctuations.

   The market prices of the securities of Internet-related companies have been especially volatile and these securities may be overvalued. The market price of our common stock is likely to be subject to wide fluctuations. If financial operating results do not improve or improve at a slower rate than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our common stock would likely decline. In addition, if the market for Internet-related stocks or the stock market in general experiences an additional loss in investor confidence or declines again, the market price of our common stock could fall for reasons unrelated to our business, financial condition and results of operations. Investors might be unable to resell their shares of our common stock at or above the purchase price. In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.

Anti-takeover provisions in our charter could delay or prevent an acquisition of the company.

   Our restated certificate of incorporation provides for the division of our board of directors into three classes and provides our board of directors with the power to issue shares of preferred stock without stockholder approval.

   This preferred stock could have voting rights, including voting rights that could be superior to that of our common stock, and the board of directors has the power to determine these voting rights. In addition, Section 203 of the Delaware General Corporation Law contains provisions that impose restrictions on stockholder action to acquire our company. The effect of these provisions of our certificate of incorporation and Delaware law provisions could discourage or prevent third parties from seeking to obtain control of us, including transactions in which the holders of common stock might receive a premium for their shares over prevailing market prices.

Potential acquisitions of, or investments in, other companies may not be available and/or have a negative impact on our business.

   As part of our continued strategy to increase revenue, expand our Internet panel, acquire additional intellectual capital and add to our portfolio of existing products and services, we may acquire or make investments in complementary businesses, services, products or technologies. We may be unable to identify suitable acquisition candidates or acquire them at reasonable prices and/or on reasonable terms.

   Some material risks of acquisitions are:

   o difficulties in the integration and assimilation of the operations, technologies, products and personnel of the acquired business,

   o the diversion of management's attention from other business concerns,

   o the availability of favorable acquisition financing, and

   o the potential loss of key employees and/or customers of any acquired business.

   Acquisitions may require the use of significant amounts of cash, resulting in the inability to use those funds for other business purposes. Acquisitions using our capital stock could have a dilutive effect, and could adversely affect the market price of our common stock. Amortization of intangible assets would reduce our earnings, which in turn could negatively influence the price of our common stock. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

                                  UNDERWRITING


   Under the terms of an underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into this prospectus supplement and the accompanying prospectus, each of Lehman Brothers Inc. and U.S. Bancorp Piper Jaffray Inc. have severally agreed to purchase from the selling stockholders the respective number of shares of common stock opposite their names below:

Underwriters                                                             Number
------------                                                           of Shares
                                                                       ---------
Lehman Brothers Inc. ...............................................   6,790,000
U.S. Bancorp Piper Jaffray Inc. ....................................   2,910,000
                                                                       ---------
Total ..............................................................   9,700,000
                                                                       =========


   The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, namely:

      o the representations and warranties made by us and the selling stockholders to the underwriters are true;

      o there is no material change in the financial markets; and

      o we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

   The selling stockholders have granted the underwriters a 30-day option to purchase up to 930,278 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

   The underwriters have advised us and the selling stockholders that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.21 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

   The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 930,278 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay the selling stockholders for the shares.


                                                    No Exercise    Full Exercise
                                                   ------------   --------------
Per share .....................................    $       0.35   $         0.35
                                                   ------------   --------------
Total .........................................    $  3,395,000   $    3,720,597
                                                   ============   ==============


   We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $150,000. We have agreed to pay expenses incurred in connection with the offering that are customarily paid by the registering company. We will not pay any underwriting discounts or commissions.

Listing

   Our common stock is traded on the Nasdaq National Market under the symbol "HPOL."

Stabilization, Short Positions and Penalty Bids

   The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

      o Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that the underwriter may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

      o Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

      o Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

      o Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders, nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus supplement, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options. In addition, we may issue shares of common stock representing up to ten percent of our total outstanding common stock in connection with acquisitions without the consent of Lehman Brothers Inc.

Indemnification

   We and certain of the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stamp Taxes

   Purchasers of the shares of our common stock offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus supplement, the accompanying prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

   Lehman Brothers Inc., U.S. Bancorp Piper Jaffray Inc. and their respective affiliates have performed and expect to continue to perform financial advisory investment banking services for us for which they have received and will receive customary compensation.

Discretionary Accounts

   The underwriters have informed us and the selling stockholders that they do not intend to confirm sales to discretionary accounts over which they have discretionary authority without the prior written approval of the customer.

                          NOTICE TO CANADIAN INVESTORS


Resale Restrictions

   The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

   By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to the selling security holders and the dealer from whom the purchase confirmation is received that:

      o the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

      o where required by law, that the purchaser is purchasing as principal and not as agent; and

      o the purchaser has reviewed the text in the above under "Resale Restrictions."

Rights of Actions -- Ontario Purchasers

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against the selling security holder in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against the selling security holder. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, the selling security holder will have no liability. In the case of an action for damages, the selling security holder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


   The validity of the sale of the shares of common stock to be sold in the offering will be passed upon for us by our counsel, Harris Beach LLP, Pittsford, New York. Weil, Gotshal & Manges LLP, New York, New York, represented the underwriters in the offering.

Prospectus


                               10,799,836 Shares

                                of Common Stock


                                  [Harris Logo]


   This prospectus relates to resales of 10,799,836 shares of our common stock previously issued by us or issuable upon the exercise of certain options granted by us. This prospectus may be used by the holders of those shares to resell the shares issued to them. See "Selling Security Holders".

   The selling security holders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer any or all of the shares covered hereby from time to time through public or private transactions at fixed prices which may be changed, at prevailing market prices, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. We will not receive any of the proceeds from the sales of our common stock by the selling security holders. See "Plan of Distribution".

   Our common stock is traded on the Nasdaq National Market under the symbol HPOL. On June 30, 2003, the last reported sale price of our common stock as reported on the Nasdaq National Market was $6.46.

   Our principal executive offices are located at 135 Corporate Woods, Rochester, New York 14623, and our main telephone number is (585) 272-8400.

   Investing in our common stock involves risks. See the sections entitled "Risk Factors" in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties that you should consider.

--------------------------------------------------------------------------------

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this Prospectus is July 15, 2003.

                               TABLE OF CONTENTS


The Company.........................................................           2
Selling Security Holders............................................           3
Use of Proceeds.....................................................           5
Plan of Distribution................................................           5
Legal Matters.......................................................           7
Experts.............................................................           7
Special Note Regarding Forward-Looking Statements...................           7
Where You Can Find More Information.................................           7
Incorporation of Certain Documents by Reference.....................           8
Annex A.............................................................         F-1
Annex B.............................................................         B-1


                                  THE COMPANY

   Harris Interactive Inc., a Delaware corporation (Nasdaq: HPOL), together with its subsidiaries, is a leading market research, polling and consulting firm, which uses Internet-based and traditional methodologies to provide its worldwide customers with critical market knowledge in many industries. Known for the Harris Poll(R), we have over 45 years of experience in providing our clients with information about the views, experiences and attitudes of people worldwide. Our Internet-based and traditional market research and polling services include:

   o research studies conducted on specific issues for specific customers (Custom Research);

   o research studies on issues of general interest developed and sold to numerous clients (Multi-Client Research); and

   o research conducted for other research firms (Service Bureau Research).

   In September 1997, we began developing our Internet panel and our proprietary technology infrastructure to provide our clients with online market research and polling products and services. Our Internet panel presently consists of several million individuals who have voluntarily agreed to participate in various online market research and polling studies. We believe that our Internet panel is larger than those of any of our competitors. Consequently, we believe that we are the leading Internet-based market research and polling firm in the world. Our extensive Internet panel and proprietary technology infrastructure enable us to offer Internet-based market research and polling products and services which meet our clients' needs for fast, comprehensive and accurate information.

   Historically, we provided our market research services exclusively through traditional methodologies, including direct mail, telephone surveys, mall intercepts, focus groups and in-person interviews. We believe, however, that the Internet is changing the market research and polling industry. Accordingly, we have made, and will continue to make, significant expenditures in the development of our technology platform, our Internet panel and management and staff to continue to lead the transformation of the market research and polling industry to an Internet-based platform.

   On November 1, 2001, we acquired all of the issued and outstanding shares of common stock, par value $.001 per share of Total Research Corporation, a Delaware corporation, pursuant to an agreement and plan of merger, dated as of August 5, 2001, by and among us, Total Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of ours, and Total Research Corporation. Under the merger agreement, Total Merger Sub was merged with and into Total Research Corporation, with Total Research Corporation continuing as the surviving corporation and as a direct, wholly owned subsidiary of ours.

   For additional information regarding our business, see our filings with the Securities and Exchange Commission, which are incorporated by reference into this prospectus. Copies of these filings may be obtained as described under "Where You Can Find More Information," below. Among other things, the business description in our Annual Report on Form 10-K for fiscal year 2002, which we filed with the Securities and Exchange Commission on September 30, 2002, contains beginning at page 20 a discussion of business, regulatory and other risks to which we are subject. Additionally, this prospectus includes, as Annex A, a copy of the consolidated balance sheets of Total Research Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001, and as Annex B, a copy of the consolidated balance sheets of Total Research Corporation and subsidiaries as of September 30, 2001 and June 30, 2001, and the related statements of income and cash flows for the fiscal quarters ended September 30, 2001 and September 30, 2000.


                            SELLING SECURITY HOLDERS


   Of the shares of our common stock registered for resale hereunder, 10,759,836 shares were originally issued by us to the selling security holders in private placement transactions prior to our initial public offering. In connection with our issuance of those shares, we granted the selling security holders registration rights under registration rights agreements we entered into with them. The remaining 40,000 shares of our common stock registered for resale hereunder are issuable upon the exercise of options granted by us to the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P. The options vest and become exercisable ratably over 36 consecutive months (at a rate of 1/36th per month), beginning one month from the date of grant. Thomas D. Berman, a non-employee director on our board of directors, was entitled to receive the options as compensation for his service as a non-employee director, but waived the options in favor of the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P. Mr. Berman is a principal and a beneficial owner of Adams Street Partners, LLC ("ASP"), a private equity firm. UBS Global Asset Management (Americas) Inc. (formerly known as Brinson Partners, Inc.) ("UBS Global") owns a non-controlling interest in ASP. UBS Global, with ASP as its sub-advisor, acts as investment advisor to the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P., selling security holders hereunder, and has shared voting and investment power over their shares of our common stock.

   Under the terms of the registration rights agreements we entered into with the selling security holders, the selling security holders are entitled to demand registration of shares of common stock held by them, including shares issuable upon exercise of options. The registration of these shares does not necessarily mean that the selling security holders will sell any or all of the shares.

   The following table sets forth, to our knowledge, certain information regarding the beneficial ownership of our common stock by each of the selling security holders as of June 27, 2003. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock.

                                                    Beneficially Owned Prior to                         Beneficially Owned After
                                                            Offering(1)             Offered Hereby           Offering(1)(2)
                                                   -----------------------------    --------------    -----------------------------
Name                                               Number of   % of Total Shares       Number of      Number of   % of Total Shares
  ----                                              Shares        Outstanding           Shares         Shares        Outstanding
                                                   ---------   -----------------    --------------    ---------   -----------------
Virginia Retirement System(3)(4)(5)............    9,218,524         16.91%            9,218,524         --               --
                                                   ---------         -----             ---------       -------         -------
Brinson MAP Venture Capital
  Fund III(3)(4)(6)............................      203,577             *               203,577         --               --
                                                   ---------         -----             ---------       -------         -------
BVCF III, L.P.(3)(4)(7)........................    1,248,177          2.29%            1,248,177         --               --
                                                   ---------         -----             ---------       -------         -------
Riedman Corporation(8).........................      129,558             *               129,558         --               --
                                                   ---------         -----             ---------       -------         -------

---------------
*   Less than 1%.
(1) Based on 54,419,558 shares outstanding on June 27, 2003. Shares of common stock subject to options that are exercisable within 60 days of June 27, 2003 are deemed beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.
(2) Assuming all shares offered hereby are sold. We do not know when or in what amounts a selling security holder may offer shares for sale, or whether the selling security holders will sell any of their shares. For these reasons, we cannot estimate the number of shares that will be held by the selling security holders after completion of this offering. For purposes of this table, we have assumed that, upon completion of this offering, none of the shares covered by this prospectus will be held by the selling security holders.
(3) UBS Global Asset Management (Americas) Inc. (formerly known as Brinson Partners, Inc.) ("UBS Global"), with Adams Street Partners, LLC, a private equity firm ("ASP"), as its sub-advisor, acts as investment advisor to the Virginia Retirement System, Brinson MAP Venture Capital Fund III and BVCF III, L.P. and has shared voting and investment power over their shares of Harris Interactive common stock. UBS Global and ASP disclaim beneficial ownership of these shares. In a Schedule 13G (Amendment No. 5) filed with the SEC on February 14, 2003, UBS AG reported an indirect beneficial ownership in the shares held by UBS Global by reason of UBS AG's ownership of UBS Global and UBS (USA) Inc., a parent holding company of UBS Global. Both UBS Global and UBS AG disclaim beneficial ownership of such securities.
(4) ASP was formed from the former private equity group of UBS Global and is 24.9% owned by UBS Global. As stated in ASP's Form ADV, Part II (dated May 16, 2002), ASP operates in a committee decision format structure. Accordingly, Mr. Berman participates in investment advisory decisions, by committee structure, with other personnel of ASP with respect to the voting and investment power over the shares of the Virginia Retirement System, the Brinson MAP Venture Capital Fund III and BVCF III, L.P. Mr. Berman is also a member of Brinson Venture Management LLC, the special limited member of BVCF III, L.P. By virtue of Mr. Berman's membership interest in Brinson Venture Management LLC, he has an indirect pecuniary interest in BVCF III, L.P. equal to less than 1%. In addition, by virtue of carried interest fee arrangements between Brinson Venture Management LLC and BVCF III, L.P., Mr. Berman may be deemed to have an indirect pecuniary interest in the common stock owned by BVCF III, L.P. Mr. Berman disclaims beneficial ownership of the shares owned by these entities, except to the extent of his pecuniary interest, if any.
(5) Includes 34,556 shares underlying options held by the Virginia Retirement System. As of June 27, 2003, 17,278 of such options were immediately exercisable and an additional 1,920 options were exercisable within 60 days. The remaining options will continue to vest and become exercisable at a rate of 1/36th per month.

(6) Includes 764 shares underlying options held by Brinson MAP Venture Capital Fund III. As of June 27, 2003, 382 of such options were immediately exercisable, and an additional 42 options were exercisable within 60 days. The remaining options will continue to vest and become exercisable at a rate of 1/36th per month.
(7) Includes 4,680 shares underlying options held by BVCF III, L.P. As of June 27, 2003, 2,340 of such options were immediately exercisable, and an additional 260 options were exercisable within 60 days. The remaining options will continue to vest and become exercisable at a rate of 1/36th per month.
(8) James R. Riedman, a member of our board of directors, is the President, director and a principal stockholder of Riedman Corporation.

   Except as indicated in the footnotes to the table, none of the selling security holders has held any position or had any other material relationship with us or any predecessor or affiliate of ours within the past three years other than as a result of the ownership of our common stock or other securities.


                                USE OF PROCEEDS


   The selling security holders will receive all of the proceeds of the sale of shares of our common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling security holders.


                              PLAN OF DISTRIBUTION

   We are registering 10,799,836 shares of our common stock to permit secondary trading of such shares by the holders thereof. As used in this prospectus, "selling security holders" includes the selling security holders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus.

   We will bear all costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, other than underwriting discounts and selling commissions. We will pay the reasonable fees and expenses of one counsel to the selling security holders selected jointly by them, and all additional fees and expenses of counsel and other advisors to the selling security holders will be paid by the selling security holders. We will not receive any proceeds from the sale of the shares of our common stock covered hereby. The selling security holders will bear all commissions and discounts, if any, attributable to sales of the shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

   The selling security holders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all of the shares they are allowed to sell under this prospectus. The selling security holders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling security holders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The selling security holders may sell their shares at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. Sales may be made by the selling security holders in one or more types of transactions, which may include:

   o one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

   o purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

   o ordinary brokerage transactions or transactions in which a broker solicits purchases;

   o on the Nasdaq National Market or on any other national securities exchange or quotation service on which our common stock may be listed or quoted at the time of the sale;

   o in the over-the-counter market;

   o through the writing of options, whether the options are listed on an options exchange or otherwise; or

   o any combination of the foregoing, or any other available means allowable under applicable law.

   Additionally, the selling security holders may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling security holders. The selling security holders also may sell shares short and redeliver shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling security holders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in the resales.

   In connection with sales of our common stock covered hereby, the selling security holders and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Accordingly, any profits realized by the selling security holders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling security holders will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling security holders for the purpose of satisfying the prospectus delivery requirements. Pursuant to registration agreements entered into by us and the selling security holders, we and the selling security holders have agreed to indemnify each other against certain liabilities arising under the Securities Act of 1933 in connection with the registration of shares of common stock being offered by the selling security holders.

   In addition, any shares of a selling security holder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

   The selling security holders will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling security holders. These restrictions may affect the marketability of such shares.

   In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

   To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose the name of each such selling security holder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction. We have agreed to use reasonable efforts to keep this registration statement effective for a period of 180 days.

   This offering will terminate on the earlier of 180 days after the effective date of this registration statement or the date on which all shares of our common stock offered hereby have been sold by the selling security holders.


                                 LEGAL MATTERS

   The validity of the shares offered hereby will be passed upon by Harris Beach LLP, Pittsford, New York. Beth Ela Wilkens, a partner of Harris Beach LLP, holds options to purchase 28,000 shares of Harris Interactive common stock.


                                    EXPERTS

   The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Harris Interactive Inc. for the fiscal year ended June 30, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements and schedule of Total Research Corporation at June 30, 2001 and 2000, and for each of the three years in the period ended June 30, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. These statements anticipate results based on management's plans that are subject to uncertainty. The forward-looking statements may address, among other things, our strategy for growth, market position, expenditures and financial results.

   These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in the documents incorporated by reference in this prospectus.

   We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.


                      WHERE YOU CAN FIND MORE INFORMATION

   We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any report, statement or other information that we file with the Securities and Exchange Commission ("SEC") at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain copies of those materials by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   In addition, the filings we make with the SEC are available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov. our common stock is traded on the Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 2006. You may also inspect reports and other information concerning us on our web site, at http://www.harrisinteractive.com. Information on our web site does not constitute part of this prospectus.

   We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, covering the shares of our common stock offered by this prospectus. As allowed by SEC rules, this prospectus does not contain all the information set forth in that registration statement and the exhibits and schedules thereto. For further information relating to us and to the shares of our common stock offered hereby, you should review the registration statement and the exhibits and schedules thereto. You may obtain copies of that registration statement, and any amendments to that document, from the SEC in the manner described above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


   The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we may disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and all documents subsequently filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and before the offering is terminated.

   The following documents, which have been filed by us with the Securities and Exchange Commission (SEC File No. 000-27577):

   o Our Annual Report on Form 10-K for the fiscal year ended June 30, 2002.

   o Our Definitive Proxy Statement on Schedule 14A, filed on October 15,
     2002.

   o Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2002, December 31, 2002 and March 31, 2003.

   o Our Current Reports on Form 8-K filed on May 1, 2003 and May 8, 2003.

   o The description of our common stock contained in our registration statement on Form 8-A filed under the Securities Exchange Act of 1934, which became effective as of December 6, 1999, including any amendments or reports filed for the purpose of updating such description.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with any different or additional information. No offer regarding these securities is made in any state where such an offer is not permitted. You should not assume that the information in this prospectus, in any prospectus supplement or in any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document.

   The information that we have incorporated by reference into this prospectus is available to you without charge upon your written or oral request. Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus. You can obtain documents incorporated by reference in this prospectus at the following address and telephone number:

   Bruce A. Newman,
    Corporate Secretary and Chief
    Financial Officer
   Harris Interactive Inc.
   135 Corporate Woods
   Rochester, New York 14623
   (585) 272-8400

   Non-GAAP Financial Measures Incorporated by Reference

   In our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2002, incorporated by reference into this prospectus as described above, we reported EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), which is a non-GAAP financial measure as defined under SEC Regulation G. The Company has reported EBITDA because management believes that EBITDA, although not a GAAP measurement, is widely understood and is an additional tool that assists investors in evaluating current operating performance of the business without the effect of the non-cash depreciation and amortization expenses. Management internally monitors EBITDA to monitor cash flow unencumbered by non-cash items. While instructive, EBITDA should be considered in addition to, rather than as a substitute for, operating income, net income or cash flows from operations or any other GAAP measure of performance or liquidity.

   As we reported in our Form 10-Q for the fiscal quarter ended December 31, 2002, globally, for the three and six month periods ended December 31, 2002, EBITDA was $3.3 million, or 10% of revenue, and $5.5 million, or 9% of revenue, respectively, as reconciled with the most directly comparable financial measure calculated in accordance with GAAP within the following table. In the U.S. alone, for the three and six month periods ended December 31, 2002, EBITDA was $3.1 million, or 11% of revenue, and $4.9 million, or 10% of revenue, respectively, as reconciled with the most directly comparable financial measure calculated in accordance with GAAP within the following table.


                                                                                               Three months
                                                                                                   ended          Six months ended
                                                                                               December 31,         December 31,
                                                                                                   2002                 2002
                                                                                                (in 000's)           (in 000's)
                                                                                             -----------------    -----------------
                                                                                              U.S.      Total      U.S.      Total
                                                                                            -------    -------    -------   -------

Net Income (loss) .......................................................................   $ 1,955    $ 2,054    $ 2,817   $ 3,068
Less: interest and other income, net ....................................................      (159)      (130)      (313)     (279)
Plus: income tax expense ................................................................        --         --         --        --
Plus: depreciation and amortization .....................................................     1,254      1,389      2,434     2,709
                                                                                            -------    -------    -------   -------
EBITDA ..................................................................................     3,050      3,313      4,938     5,498
Revenue .................................................................................    25,681     32,468     48,477    62,797
Net income (loss) as a % of revenue .....................................................         8%         6%         6%        5%
EBITDA as a % of revenue ................................................................        11%        10%        10%        9%

                                    ANNEXES


   Because the operating results of Total Research Corporation have not yet been reflected in our audited consolidated financial statements for a complete fiscal year, we have included in this prospectus certain historical financial information regarding Total Research Corporation, which we acquired in November 2001. Set forth in Annex A are the audited consolidated balance sheets of Total Research Corporation and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. This information was included in Total Research Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed with the SEC on August 30, 2001. Set forth in Annex B are the consolidated balance sheets of Total Research Corporation and subsidiaries as of September 30, 2001 and June 30, 2001, and the related statements of income and cash flows for the fiscal quarters ended September 30, 2001 and September 30, 2000.

                                    Annex A


Audited Consolidated Balance Sheets and Statements of Income, Stockholders'
                             Equity and Cash Flows


                         REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and
Stockholders of Total Research
Corporation and Subsidiaries

   We have audited the accompanying consolidated balance sheets of Total Research Corporation and Subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Total Research Corporation and Subsidiaries as of June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                            /s/ ERNST & YOUNG, LLP

MetroPark, New Jersey
August 17, 2001

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                          Consolidated Balance Sheets
                                    June 30,


                                                         2001           2000
                                                      -----------   -----------
Assets
Current assets
Cash and cash equivalents .........................   $ 2,307,922   $ 6,711,882
Accounts receivable, less allowance for doubtful
  accounts of $230,000 and $182,000, as of June 30,
  2001 and 2000, respectively......................    11,196,950    10,373,705
Costs and estimated earnings in excess of billings
  on uncompleted contracts.........................     3,689,474     3,170,375
Deferred income taxes .............................       219,911       250,960
Prepaid expenses and other current assets .........     1,605,676     2,582,053
                                                      -----------   -----------
Total current assets ..............................    19,019,933    23,088,975
Fixed assets, less accumulated depreciation of
  $6,566,000 and $5,576,000, as of June 30, 2001
  and 2000, respectively...........................     3,834,610     4,258,360
Goodwill, net of accumulated amortization of
  $924,000 and $587,000, as of June 30, 2001 and
  2000, respectively...............................     5,609,812     7,142,414
Other assets ......................................       744,952       629,438
                                                      -----------   -----------
                                                      $29,209,307   $35,119,187
                                                      ===========   ===========
Liabilities and stockholders' equity
Current liabilities
Current maturities of long-term debt ..............   $   949,953   $ 3,438,318
Accounts payable ..................................     3,884,920     4,594,780
Accrued expenses and other current liabilities ....     4,764,035     4,315,844
Billings in excess of costs and estimated earnings      4,129,006     6,200,373
Income taxes payable ..............................       531,824       474,586
                                                      -----------   -----------
Total current liabilities .........................    14,259,738    19,023,901
Deferred income taxes .............................       120,427        52,396
Other long-term liabilities .......................       452,617       369,376
Debt, less current maturities .....................            --     3,702,493
Minority interest .................................            --        65,558
Commitments and contingencies - Note 7
Stockholders' equity
Common stock authorized 50,000,000 shares $.001
  par value, 13,817,000 and 12,615,000 shares
  issued as of June 30, 2001 and 2000, respectively        13,817        12,615
Additional paid-in capital ........................     9,300,624     7,644,929
Retained earnings .................................     7,101,111     5,051,566
Officer loan ......................................      (500,000)           --
Accumulated other comprehensive loss ..............      (592,900)     (128,146)
                                                      -----------   -----------
                                                       15,322,652    12,580,964
Less: treasury stock, at cost .....................      (946,127)     (675,501)
                                                      -----------   -----------
Total stockholders' equity ........................    14,376,525    11,905,463
                                                      -----------   -----------
Total liabilities and stockholders' equity ........   $29,209,307   $35,119,187
                                                      ===========   ===========

                See notes to consolidated financial statements.

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                       Consolidated Statements of Income
                          For the Years Ended June 30



                                                                                               2001          2000           1999
                                                                                           -----------    -----------   -----------

Revenues...............................................................................    $53,781,846    $50,755,769   $41,561,835
Direct costs...........................................................................     25,046,782     25,028,136    20,450,287
                                                                                           -----------    -----------   -----------
Gross profit...........................................................................     28,735,064     25,727,633    21,111,548
Operating expenses.....................................................................     25,303,916     22,738,922    17,801,453
Unusual charge.........................................................................        145,000             --       320,000
                                                                                           -----------    -----------   -----------
Income from operations.................................................................      3,286,148      2,988,711     2,990,095
Interest income, net...................................................................        114,397        152,128       230,462
Minority interest in income of subsidiary..............................................       (144,505)       (34,775)           --
                                                                                           -----------    -----------   -----------
Income before provision for income taxes...............................................      3,256,040      3,106,064     3,220,557
Provision for income taxes.............................................................      1,206,495      1,189,436     1,244,820
                                                                                           -----------    -----------   -----------
Net income.............................................................................    $ 2,049,545    $ 1,916,628   $ 1,975,737
                                                                                           ===========    ===========   ===========
Earnings per share
 Basic.................................................................................    $      0.16    $      0.16   $      0.17
 Diluted...............................................................................    $      0.16    $      0.14   $      0.16
Weighted average common shares
Outstanding - Basic....................................................................     12,868,097     12,334,925    11,586,010
            - Diluted..................................................................     13,171,606     13,579,232    12,693,423


                See notes to consolidated financial statements.

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                       Common Stock                                                          Treasury Stock
                            -------------------------------                                        ---------------------------------
                                                              Accumulated
                                                 Additional      Other                                                     Total
                              Shares              Paid-in    Comprehensive   Retained    Officer                       Stockholders'
                              Issued     Amount   Capital        Income      Earnings      Loan     Shares   Amount        Equity
                            ----------  -------  ----------  -------------  ----------  ---------  -------  ---------  -------------
Balance - June 30,
 1998.....................  10,476,108  $10,476  $4,172,904    $  22,602    $1,159,201  $      --   92,930  $(287,717)  $ 5,077,466
                            ----------  -------  ----------    ---------    ----------  ---------  -------  ---------   -----------
Exercise of options.......     285,500      286     259,906           --            --         --   98,949   (371,971)     (111,779)
Tax benefit - exercise
 of options...............          --       --     272,420           --            --         --       --         --       272,420
Shares issued to group of
 investors................   1,000,000    1,000   1,922,552           --            --         --       --         --     1,923,552
Translation adjustment....          --       --          --      (58,527)           --         --       --         --       (58,527)
 Net income...............          --       --          --           --     1,975,737                             --     1,975,737
                            ----------  -------  ----------    ---------    ----------  ---------  -------  ---------   -----------
Balance - June 30, 1999...  11,761,608   11,762   6,627,782      (35,925)    3,134,938         --  191,879   (659,688)    9,078,869
                            ----------  -------  ----------    ---------    ----------  ---------  -------  ---------   -----------
Exercise of options.......     853,000      853     506,888           --            --         --    4,535    (15,813)      491,928
Tax benefit - exercise
 of options...............          --       --     510,259           --            --         --       --         --       510,259
Translation adjustment....          --       --          --      (92,221)           --         --       --         --       (92,221)
 Net income...............          --       --          --           --     1,916,628         --       --         --     1,916,628
                            ----------  -------  ----------    ---------    ----------  ---------  -------  ---------   -----------
Balance - June 30, 2000...  12,614,608   12,615   7,644,929     (128,146)    5,051,566         --  196,414   (675,501)   11,905,463
                            ----------  -------  ----------    ---------    ----------  ---------  -------  ---------   -----------
Exercise of options.......   1,202,275    1,202   1,135,904           --            --         --   84,189   (270,626)      866,480
Tax benefit - exercise
 of options...............          --       --     519,791           --            --         --       --         --       519,791
Loan to officer...........          --       --          --           --            --   (500,000)      --         --      (500,000)
Unrealized loss on
 investment...............          --       --          --      (33,200)           --         --       --         --       (33,200)
Translation adjustment....          --       --          --     (431,554)           --         --       --         --      (431,554)
 Net income...............          --       --          --           --     2,049,545         --       --         --     2,049,545
                            ----------  -------  ----------    ---------    ----------  ---------  -------  ---------   -----------
Balance - June 30, 2001...  13,816,883  $13,817  $9,300,624    $(592,900)   $7,101,111  $(500,000) 280,603  $(946,127)  $14,376,525
                            ==========  =======  ==========    =========    ==========  =========  =======  =========   ===========


                See notes to consolidated financial statements.

                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEARS ENDED JUNE 30,



                                                                                           2001           2000           1999
                                                                                       -----------    -----------    -----------
Net income .........................................................................   $ 2,049,545    $ 1,916,628    $ 1,975,737
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES
   Depreciation.....................................................................     1,337,814        859,853        776,371
   Amortization.....................................................................       423,206        346,358        343,250
   Deferred income taxes............................................................        99,080        395,436         10,100
   Minority interest in income of subsidiaries......................................       144,505         34,775             --
TAX BENEFIT FROM EXERCISE OF STOCK OPTIONS .........................................       519,791        510,259        272,420
CHANGES IN OPERATING ASSETS AND LIABILITIES
   Accounts receivable..............................................................      (823,245)    (3,305,506)      (616,654)
   Costs and estimated earnings in excess of
    billings on uncompleted contracts ..............................................      (519,099)        77,895     (2,047,005)
   Prepaid expenses and other current assets........................................       976,377     (1,996,791)       130,114
   Other assets.....................................................................      (130,597)       (85,490)      (463,103)
   Accounts payable.................................................................    (1,639,646)       556,214        652,857
   Accrued expenses and other current liabilities...................................       446,517        802,906        678,878
   Billings in excess of costs and estimated
    earnings .......................................................................    (2,071,367)     2,826,708        (20,880)
   Income taxes payable.............................................................        57,237       (239,473)       420,888
   Other long-term liabilities......................................................       (55,949)      (396,870)       232,398
                                                                                       -----------    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................................       814,169      2,302,902      2,345,371
                                                                                       -----------    -----------    -----------
Cash flows from investing activities
Purchases of equipment and lease improvements ......................................    (1,017,901)    (2,438,187)    (1,274,609)
Acquisition of Romtec, net of cash acquired ........................................            --     (2,557,230)            --
Net proceeds from sale of joint venture ............................................     2,124,902             --             --
                                                                                       -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ................................     1,107,001     (4,995,417)    (1,274,609)
                                                                                       -----------    -----------    -----------
Cash flows from financing activities
Payments on bank borrowings ........................................................    (4,200,000)      (398,693)       282,027
Payments under capital leases ......................................................       (70,873)            --             --
Payments to note holders ...........................................................    (1,989,184)            --             --
Proceeds from bank borrowing .......................................................            --      4,200,000             --
Proceeds from issuance of common stock .............................................       404,475        777,051      1,811,774
Purchase of treasury stock .........................................................       (37,994)      (285,123)            --
                                                                                       -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ................................    (5,893,576)     4,293,235      2,093,801
                                                                                       -----------    -----------    -----------
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH ....................................      (431,554)       (92,221)       (58,527)
                                                                                       -----------    -----------    -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS ...............................    (4,403,960)     1,508,499      3,106,036
Cash and cash equivalents - beginning of year ......................................     6,711,882      5,203,383      2,097,347
                                                                                       -----------    -----------    -----------
Cash and cash equivalents - end of year ............................................   $ 2,307,922    $ 6,711,882    $ 5,203,383
                                                                                       ===========    ===========    ===========
Supplemental disclosures of cash flow information
Income taxes paid ..................................................................   $   100,000    $ 1,976,378    $   493,310
Interest paid ......................................................................   $   254,039    $    80,309    $    43,789

Supplemental disclosure of non-cash financing activity
Exchange of common stock as payment for exercised stock options ....................   $   232,632    $    15,813    $   371,971
Romtec seller notes ................................................................   $        --    $ 3,057,477             --
Purchases of equipment through capital lease .......................................   $        --         70,873
Assumption of liabilities in Teligen acquisition ...................................   $   929,786             --             --


                See notes to consolidated financial statements.

NOTE 1 - THE COMPANY

   The Company performs marketing research and marketing services for various Fortune 100 companies in a broad spectrum of industries. No single customer accounted for more than 10 percent of the Company's revenues and 10 percent of accounts receivable in the year ended June 30, 1999. For the year ended June 30, 2000, one customer accounted for 21 percent of total revenues of the Company. For the year ended June 30, 2001, two customers each accounted for 11 percent of revenues and one accounted for 11 percent of accounts receivable.

   The Company services these clients through its United States locations in Princeton, New Jersey; Minneapolis, Minnesota; Tampa, Florida; and its overseas locations in London, England.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

   The Company employs the percentage of completion method of accounting to report its revenues on its single-client studies, while on multi-client studies it recognizes revenues when the results are delivered to its clients. Clients are generally billed in accordance with the terms of the applicable contracts, which are not necessarily indicative of the stage of completion of the project.

   For single-client studies, the stage of completion and earned revenues are determined for each project for the applicable period. The amount by which the work completed exceeds billings to clients is carried as a current asset on the Company's balance sheet and is shown as "costs and estimated earnings in excess of billings on uncompleted contracts". Where billings exceed work completed, the amounts are carried on the Company's balance sheet as a current liability and are shown as "billings in excess of costs and estimated earnings."

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of inter-company accounts and transactions.

USE OF ESTIMATES

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

   For the purpose of the statement of cash flows, cash equivalents include certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

FIXED ASSETS

   Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets: three years for software development and five to ten years for office equipment and fixtures. Leasehold improvements are amortized over the shorter of the economic lives or the underlying lease term.

DEFERRED RENT

   The excess of lease payments on a straight-line basis over the actual monthly payments is recorded as deferred rent, which will reverse in future periods. Included in other long-term assets is deferred rent of approximately $53,300 and $9,550, at June 30, 2001 and 2000. Included in other long-term liabilities is deferred rent of approximately $46,016 and $25,500, at June 30, 2001 and 2000, respectively.

GOODWILL

   Goodwill has been recorded in relation to the excess of the purchase price over the fair values of the identified assets acquired. The Company amortizes goodwill over periods ranging from 20 to 25 years. The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the underlying business. Impairment adjustments will be recorded if the sum of expected future net cash flows is less than the carrying amount of the goodwill.

INCOME TAXES

   The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The provision for income taxes includes Federal, foreign, state and local income taxes. The unremitted earnings of the Company's foreign subsidiaries are considered to be permanently reinvested and are not expected to be remitted to the parent company. Calculation of any possible future tax liabilities is not practical.

IMPAIRMENT OF LONG-LIVED ASSETS

   The Company records impairment losses on long-lived assets used in operations or expected to be disposed when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. As of June 30, 2001, no impairments have occurred.

STOCK-BASED COMPENSATION

   As permitted by FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its employee option plans. Under APB 25, no compensation expense is recognized at the time of option grant if the exercise price of the Company's employee stock option equals or exceeds the fair market value of the underlying common stock on the date of grant.

EARNINGS PER SHARE

   Basic and diluted earnings per share are calculated in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share". The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding of 303,509, 1,244,307 and 1,107,413 for each of the years ended June 30, 2001, June 30, 2000 and June 30, 1999, respectively, relates entirely to employee stock options.

FOREIGN CURRENCY TRANSLATION

   All balance sheet accounts of foreign subsidiaries, all of which are located in Europe, have been translated at exchange rates in effect at the balance sheet date. Income statement amounts have been translated at average rates of exchange in effect during the year. The gains and losses resulting from the changes in exchange rates from year to year have been recorded within other comprehensive income.

   Comprehensive income for the years ended June 30 consisted of:


                                                                                                 2001          2000         1999
                                                                                              ----------    ----------   ----------
Net income................................................................................    $2,049,545    $1,916,628   $1,975,737
Translation adjustment....................................................................      (431,554)      (92,221)     (58,527)
Unrealized Gain (Loss)....................................................................       (33,200)           --           --
                                                                                              ----------    ----------   ----------
Comprehensive Income......................................................................    $1,584,791    $1,824,407   $1,917,210
                                                                                              ==========    ==========   ==========


NOTE 3 - ACQUISITIONS AND DISPOSITION

   In May of 2000, the Company acquired Romtec Plc and its subsidiary ("Romtec"), a European Internet research and marketing services company. The total acquisition price consisted of cash and notes amounting to a maximum of $7.2 million. The excess of the purchase price and direct acquisition costs over the fair value of the net assets acquired was calculated as follows (approximately):

Cash paid at closing ...................................................................................    $4,100,000
Notes due to Seller (See Note 6) .......................................................................     3,100,000
                                                                                                            ----------
Total Purchase Price ...................................................................................                 $7,200,000
Fair value of net assets acquired ......................................................................                  1,800,000
                                                                                                                         ----------
Excess purchase price ..................................................................................                  5,400,000
Direct acquisition costs ...............................................................................                    200,000
                                                                                                                         ----------
Total goodwill .........................................................................................                 $5,600,000
                                                                                                                         ==========

   The acquisition was accounted for as a purchase, and the operations of Romtec are included in the accompanying consolidated statements of income from the purchase date. The purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values as of the acquisition date. Romtec had a 51 percent interest ownership in its subsidiary, Romtec GfK. The total amount of goodwill is being amortized on a straight-line basis over 25 years. In addition, the acquisition was completed through a newly formed, wholly-owned subsidiary, Total Research Holdings Limited.

   On April 4, 2001, the Company acquired Teligen Limited, a UK-based market research and consultancy company for (L)2 plus the assumption of liabilities of $930,000 which resulted in goodwill of $930,000 which is being amortized over 25 years. The acquisition was accounted for as a purchase and the results of operations have been included in the accompanying consolidated statements of income from the purchase date through June 30, 2001.

   On June 29, 2001, the Company sold its 51 percent interest in the Romtec GfK joint venture to GfK, a German based market research company, for $2.3 million which equaled the net book value at the transaction date, primarily consisting of $2.1 million of goodwill. The Company had acquired its 51 percent interest in connection with the Romtec acquisition described above.

   The following table presents the unaudited pro forma consolidated results of operations for the years ended June 30, 2001, 2000 and 1999 as if the above Romtec acquisition had occurred on July 1, 1998, as if the Teligen acquisition had occurred on July 1, 1999 and as if the Romtec GfK disposition had occurred on July 1, 2000:

                                   UNAUDITED

                                                                                               2001          2000           1999
                                                                                           -----------    -----------   -----------
Sales..................................................................................    $53,335,000    $52,029,000   $48,563,000
Net income.............................................................................      1,413,000      1,587,000     2,035,000
Basic net income per share.............................................................           0.11           0.13          0.18
Diluted net income per share...........................................................           0.11           0.12          0.16

   The pro forma amounts reflect amortization of the excess of purchase price over the net assets acquired and the related tax effect. The pro forma results are not necessarily indicative of the results of operations that would have occurred had the acquisition taken place at the beginning of the periods presented nor are they intended to be indicative of results that may occur in the future.

NOTE 4 - CONCENTRATION OF CASH BALANCE

   At June 30, 2001, a cash balance of $1,989,092 is maintained in a bank account insured by the Federal Deposit Insurance Corporation (FDIC). This balance exceeds the insured amount of $100,000.

NOTE 5 - FIXED ASSETS

                                                                June 30,
                                                        ------------------------
                                                           2001          2000
                                                        -----------   ----------
Office equipment and fixtures ......................    $ 8,072,359   $7,983,218
Software development ...............................      1,400,144      894,111
Leasehold improvements .............................        927,631      956,935
                                                        -----------   ----------
                                                         10,400,134    9,834,264
Less: accumulated depreciation and amortization of
  fixed assets......................................      6,565,524    5,575,904
                                                        -----------   ----------
                                                        $ 3,834,610   $4,258,360
                                                        ===========   ==========

   Depreciation expense for the years ended June 30, 2001, 2000 and 1999 was approximately $1,338,000, $860,000 and $776,000, respectively. Amortization expense for the years ended June 30, 2001, 2000 and 1999 was approximately $423,000, $346,000 and $343,000, respectively.

NOTE 6 - DEBT

   Long-term debt consists of the following:

                                                                 June 30,
                                                           ---------------------
                                                             2001        2000
                                                           --------   ----------
Summit Bank credit agreement
 Facility "A" .........................................               $3,383,334
 Facility "B" .........................................                  700,000
Bank overdraft facility ...............................                       --
Note payable - Romtec acquisition .....................    $949,953    3,057,477
                                                           --------   ----------
                                                                       7,140,811
Less current portion ..................................     949,953    3,438,318
                                                           --------   ----------
Long-term portion of debt .............................    $     --   $3,702,493
                                                           ========   ==========

   The Company has a credit agreement with Fleet/Summit Bank, located in Princeton, NJ. The credit agreement consists of two facilities with aggregate borrowing availability of up to $10 million. Facility "A" is a term loan and was designated for the acquisition of Romtec (acquired May 12, 2000), a wholly owned subsidiary of the Company, and is capped at $3,500,000. Borrowings under Facility "A" were $ 0 and $3,383,334 at June 30, 2001 and 2000. Facility "B" is a line of credit and is designated for working capital purposes, and is capped at the difference between $10 million less the balance of Facility "A". Borrowings under Facility "B" were $0 and $700,000 at June 30, 2001 and 2000. The interest rate for the entire credit agreement is prime plus one-half percent.

   As of June 30, 2001, the Company was in compliance with all financial covenants.

   In addition, the Company has a bank overdraft facility of (pound)400,000 (approximately $566,000 U.S. dollars) with Barclays Bank, its London bank. The borrowings are charged at a rate of 3 percent above the UK base Rate. At June 30, 2001 and 2000, borrowings were (pound)0 against this overdraft facility.

   In connection with the acquisition of Romtec as described in Note 3, the Company had a note payable to the Seller in the total amount of $3,057,477. Of this amount, $2,038,318 was a guaranteed payment which was made on the first anniversary of the acquisition. The remaining amount of $949,953 is to be made on the second anniversary of the acquisition and may be adjusted should Romtec fall short of specified operating targets. The Company believes such operating targets will be met.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

   The Company is committed under various leases for office space. In addition, the Company subleases a portion of its office premises. Approximate future minimum rental payments and sublease rentals under non-cancelable leases are as follows:

                                                                                                   For the Years Ending June 30,
                                                                                                -----------------------------------
                                                                                                  Rental      Sublease
                                                                                                 Payments     Rentals        Net
                                                                                                ----------    --------   ----------
2002........................................................................................    $1,885,661    $199,179   $1,686,482
2003........................................................................................     1,879,932     209,264    1,670,668
2004........................................................................................     1,872,174          --    1,872,174
2005........................................................................................     1,493,049          --    1,493,049
2006........................................................................................     1,167,803          --    1,167,803
Thereafter..................................................................................     1,090,591          --    1,090,591
                                                                                                ----------    --------   ----------
Total minimum Payments required.............................................................    $9,389,210    $408,443   $8,980,767
                                                                                                ==========    ========   ==========

   In addition to the above minimum rentals, the leases are subject to escalation clauses covering increases in real estate taxes and operating costs over the base year. The leases provide for renewal options for periods from two to ten years. Net rental expense charged to operations was approximately $2,074,000, $1,732,000 and $1,178,000 for the fiscal years ended June 30,
2001, 2000 and 1999, respectively.

EMPLOYMENT AGREEMENTS

   The Company has entered into employment agreements with key management personnel. These agreements expire at different times through June 30, 2002. They contain provisions for future base salaries through this date that total $1,416,000. There is also a bonus arrangement for up to 20 percent of the base salary if individual goals are met. In addition, key management will be eligible for an excess bonus if such goals are exceeded.

   On July 3, 2000, the Company entered into an employment agreement with an officer of the Company, providing, among other things, for the employment by the Company of the officer for a term of two years, effective immediately. Included in other assets as of June 30, 2001 is a non-collateralized loan receivable, with interest at the IRS rate of 8 percent, from this officer amounting to $300,000, which is due June 30, 2002. Additionally, in accordance with this employment agreement, in April 2001, the officer borrowed $500,000. Such loan was used in connection with the exercise of options and the officer has provided shares which are held by the Company, equal to 125 percent of the loan value as collateral for the loan. Accordingly, such loan has been reflected as a contra-equity account in stockholders' equity on the balance sheet at June 30, 2001.

   In fiscal 1999 the Company entered into transition agreements with two former employees and directors of the Company. The agreements ended on June 30, 2001 and provide for total compensation of $320,000 and is included in the income statement as an unusual cost.

NOTE 8 - INCOME TAXES

   Deferred tax attributes resulting from differences between financial accounting amounts and tax basis of assets and liabilities at June 30 are as follows:


Current assets and (liabilities)                             2001         2000
--------------------------------                           ---------   ---------
Allowance for doubtful accounts .......................    $  19,871   $  38,351
Accrued vacation ......................................      170,179     190,931
Accrued expenses ......................................       32,626      32,626
Other .................................................       (2,765)    (10,948)
                                                           ---------   ---------
Total current deferred tax asset ......................    $ 219,911   $ 250,960
                                                           =========   =========
Non-current assets and (liabilities)
------------------------------------
Depreciation ..........................................    $(136,709)  $(253,302)
Deferred rental obligation ............................        2,889      (6,339)
Capitalized market research products ..................           --      64,917
Transition agreement ..................................           --     129,044
Other .................................................       13,393      13,284
                                                           ---------   ---------
Total non-current deferred tax asset (liability) ......    $(120,427)  $ (52,396)
                                                           =========   =========

   The Company has a history of operating earnings. Although recognition is not assured, management has determined that the future operating income of the Company will more likely than not be sufficient to recognize fully these net deferred tax assets. As a result, no valuation allowance has been provided for either year.

   The sources of income before income taxes for the year ended June 30 is as follows:


                                                                                                 2001          2000         1999
                                                                                              ----------    ----------   ----------
United States.............................................................................    $1,620,757    $2,398,620   $2,422,613
United Kingdom............................................................................     1,635,283       707,444      797,944
                                                                                              ----------    ----------   ----------
Total.....................................................................................    $3,256,040    $3,106,064   $3,220,557
                                                                                              ==========    ==========   ==========

   The components of the provision for income taxes for the years ended June 30 are as follows:


Current expense                                                                                  2001          2000         1999
---------------                                                                               ----------    ----------   ----------
Federal...................................................................................    $  365,317    $  469,762   $  866,768
State.....................................................................................       133,178       135,427      138,095
Foreign...................................................................................       608,920       188,811      229,886
                                                                                              ----------    ----------   ----------
                                                                                               1,107,415       794,000    1,234,749
Deferred expense (benefit)
--------------------------
Federal...................................................................................        88,935       310,424       10,071
State.....................................................................................        24,926        71,264           --
Foreign...................................................................................       (14,781)       13,748           --
                                                                                              ----------    ----------   ----------
                                                                                              $1,206,495    $1,189,436   $1,244,820
                                                                                              ==========    ==========   ==========

   Reconciliation of the tax provision computed at the U.S. statutory tax rate to the income tax provided for the years ended June 30 is as follows:


                                                                                                 2001          2000         1999
                                                                                              ----------    ----------   ----------
Computed provision at the statutory rate..................................................    $1,107,054    $1,056,052   $1,055,508
International rate differences............................................................       (58,033)      (25,528)      12,707
State income tax, net.....................................................................       104,349       136,416      136,638
Other.....................................................................................        53,125        22,496       39,967
                                                                                              ----------    ----------   ----------
Income tax provision......................................................................    $1,206,495    $1,189,426   $1,244,820
                                                                                              ==========    ==========   ==========

   Included in Prepaid expenses and other current assets at June 30, 2001 and 2000 are prepaid taxes of $226,000 and $1,504,000, respectively.

NOTE 9 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION

   The Company maintains a 401(k) Savings Plan for the benefit of all its employees. The 401(k) Savings Plan is funded through the Company's and participating employees' contributions and generally provides that employees may contribute, through payroll reductions, from 1 percent to 15 percent of their compensation. The Company has, in the past, made a matching contribution in an amount equal to 50 percent of each participating employee's elective contribution up to 6 percent of the participating employee's compensation. Company contributions charged to operating expense were approximately $355,000, $498,000 and $205,000 for fiscal years ended June 30, 2001, 2000, and 1999, respectively.

NOTE 10 - ACCRUED EXPENSES

   The following is a summary of the items that comprise the accrued expenses and other current liabilities at June 30:

                                                            2001         2000
                                                         ----------   ----------
Bonus and other payroll accruals ....................    $1,476,847   $2,050,756
Vacation accrual ....................................       581,256      480,426
Accrued project direct costs ........................     1,851,531    1,232,784
Accrued transition agreements .......................       129,320      324,704
Other ...............................................       725,081      227,174
                                                         ----------   ----------
                                                         $4,764,035   $4,315,844
                                                         ==========   ==========

NOTE 11 - STOCK OPTION PLANS

   The Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options as permitted under Financial Accounting Standards Statement No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) the fair value alternative method. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Under SFAS 123, the Company will provide pro forma net income and pro forma earnings per share.

   The Company's 1986 Stock Option Plan has authorized the grant of options to personnel for up to 1,800,000 shares of the Company's common stock. Under the Plan, options may be granted at not less than fair market value on the date of grant (85 percent of fair market value with respect to non-qualified options). Options granted under the plan become exercisable at such times as the Company elects and expire five years after the date of grant (five years and one day with respect to non-qualified options). On April 16, 1996 the Company adopted the 1995 Stock Incentive Plan and froze the 1986 Stock Option Plan.

   The 1995 Stock Incentive Plan authorizes the Company to issue 4,500,000 stock options (of which 500,000 shares are subject to stockholder approval) to existing and future Officers, Directors, Employees and Consultants of the Company. Incentive Stock Options or Non-Statutory Stock Options become exercisable at such times as the Company elects and may be issued for a term of no more than ten years from the date of grant, at an option price not less than 100 percent of the fair market value of the Company's common stock at the date of grant. In addition, any non-employee director shall be automatically granted an option to purchase 10,000 shares of common stock for each year that such person serves as a director. However, such options shall vest 33-1/3 percent for each twelve months of continuous service until fully vested. As of June 30, 2001, there are 65,111 options available for grant.

   Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for all options was estimated at the date of grant using the Black-Scholes option "pricing model with the following weighted-average assumptions for June 30, 2001, 2000 and 1999, respectively: risk-free interest rates of 5.72 percent, 5.68 percent and 5.20 percent; dividend yields of 0 percent, 0 percent and 0 percent; volatility factors of the expected market price of the Company's common stock of .63, .78 and .76; and a weighted average expected life of the option of 7 years.

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                                                             June 30,
                                                                                                 2001          2000         1999
                                                                                              ----------    ----------   ----------
Pro forma net income......................................................................    $1,460,046    $1,340,972   $1,640,445
Pro forma income per share................................................................
              Basic.......................................................................          0.11          0.11         0.14
              Diluted.....................................................................          0.11          0.10         0.13

   The effect of pro forma compensation expense arising from stock options was to decrease net income by $589,499, $575,656 and $335,292 for the years ended June 30, 2001, 2000 and 1999, respectively.

   A summary of the Company's stock option activity, and related information for the years ended June 30, follows:

                                                                            2001                  2000                  1999
                                                                     ------------------    ------------------    ------------------
                                                                               Weighted              Weighted              Weighted
                                                                               Average                Average               Average
                                                                    Options    Exercise   Options    Exercise    Options   Exercise
                                                                     (000)      Price      (000)       Price      (000)      Price
                                                                    -------    --------   -------    --------    -------   --------
Outstanding -
  Beginning of Year..............................................     3,291     $ 1.76     4,144      $ 1.56      3,001     $ 1.04
Granted .........................................................       636       3.21        --          --      1,429       2.50
Exercised .......................................................    (1,202)     (0.95)     (853)      (0.96)      (286)     (1.07)
Forfeited .......................................................      (244)     (2.76)       --          --         --         --
                                                                     ------     ------     -----      ------      -----     ------
Outstanding - End of Year .......................................     2,481     $ 2.43     3,291      $ 1.76      4,144     $ 1.56
                                                                     ======     ======     =====      ======      =====     ======
Exercisable - End of Year .......................................     1,442     $ 2.30     1,929        1.37        876       1.85
Weighted average fair value of options granted during the year: .               $ 1.71                $   --                $ 1.61


   Following is a summary of the status of stock options outstanding at June 30, 2001:

                                                                      Outstanding Options                        Exercisable
                                                         ----------------------------------------------    ------------------------
                                                                         Weighted
                                                                          Average           Weighted                    Weighted
                                                                         Remaining           Average                     Average
Exercise Price Range                                      Number     Contractual Life    Exercise Price    Number    Exercise Price
------------------------------------------------         ---------   ----------------    --------------    -------   --------------
$.00  - $.99.........................................      218,500       1.0 years            $0.81        218,500        $0.81
$1.00 - $1.99........................................      281,000       1.9 years            $1.52        276,225        $1.52
$2.00 - $2.99........................................    1,756,600       7.5 years            $2.46        813,603        $2.44
$3.00 - $3.99........................................       44,000       4.9 years            $3.55         38,786        $3.54
$4.00 - $4.99........................................      110,000       9.0 years            $4.06         24,953        $4.06
Over $5.00...........................................       70,000       3.5 years            $7.13         70,000        $7.13

   The Company received 67,689, 4,535 and 98,949 shares of its own Common Stock with a fair market value of $232,632, $15,813 and $371,971 in connection with the exercise of certain stock options during fiscal years 2001, 2000 and 1999, respectively.

NOTE 12 - GEOGRAPHIC SEGMENT INFORMATION

   The Company identifies its segments based on the Company's geographic locations and industries in which the Company operates. The Company currently has two reportable segments: US Market Research and UK Market Research. There were no significant inter-segment events which materially affected the financial statements. The Company measures segment profits based on income before income taxes. Information on segments and reconciliation to consolidated totals for the years ended June 30 (in thousands) are as follows:

                                                                                                  US Market    UK Market     Total
Year ended June 30, 2001:                                                                          Research    Research    Segments
                                                                                                  ---------    ---------   --------

Revenues......................................................................................     $32,403      $21,379     $53,782
Depreciation and amortization.................................................................       1,008          753       1,761
Operating income..............................................................................       1,174        2,112       3,286
Interest income (expense).....................................................................         446         (332)        114
Income before income taxes....................................................................       1,621        1,635       3,256
Total assets..................................................................................      17,925       11,284      29,209
Capital expenditures..........................................................................         906          112       1,018

Year ended June 30, 2000:
Revenues......................................................................................     $34,523      $16,233     $50,756
Depreciation and amortization.................................................................         967          239       1,206
Operating income..............................................................................       2,116          873       2,989
Interest income (expense).....................................................................         228          (76)        152
Income before income taxes....................................................................       2,344          762       3,106
Total assets..................................................................................      25,578        9,541      35,119
Capital expenditures..........................................................................       1,543          895       2,438

Year ended June 30, 1999:
Revenues......................................................................................     $28,990      $12,572     $41,562
Depreciation and amortization.................................................................         902          218       1,120
Unusual charge................................................................................         320           --         320
Operating income..............................................................................       2,148          842       2,990
Interest income (expense).....................................................................         274          (44)        230
Income before income taxes....................................................................       2,423          798       3,221
Total assets..................................................................................      14,783        6,934      21,717
Capital expenditures..........................................................................         414          861       1,275

NOTE 13 - STOCKHOLDERS' EQUITY

   On July 1, 1998, the Company closed an agreement with a number of investors, pursuant to which, among other things, the Investors purchased an aggregate of 1,000,000 shares of the Company's Common Stock at a price of $2.25 per share, and the Company issued options, exercisable at any time within five (5) years from the issuance thereof, to purchase an aggregate of 250,000 shares of the Company's Common Stock at an exercise price of $2.25 per share.

   The Purchase Agreement includes a provision whereby the Investors will, on a best efforts basis, assist the Company in obtaining up to $25,000,000 in debt or equity financing for acquisitions or other projects approved by the Board of Directors of the Company.

   On June 30, 1999, the Company's Board of Directors authorized the Company to repurchase from time to time over the next two years in open market transactions or otherwise up to one million shares of the Company's common stock. For the years ended June 30, 2001 and 2000, the Company has repurchased 16,500 shares and 76,250 shares, at a cost of $37,994 and $285,000, respectively, which were immediately retired.

   On June 5, 2001, the Company's Board of Directors authorized the company to repurchase from time to time over a one-year period ending June 30, 2002 in open market transactions up to one million shares of the Company's common stock.

NOTE 14 - IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 with early application allowed at the beginning of fiscal years beginning after March 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their useful lives.

   The Company will implement early adoption of the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. Application of the non-amortization provisions of the Statement is expected to result in an increase in operating income of approximately
$337,000 per year. During the first quarter of 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of July 1, 2001, and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

   In June 1998, the FASB issued SFAS No. 133 ("Statement 133"), Accounting for Derivative Instruments and Hedging Activities. This Statement requires that all derivatives be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company will be required to adopt Statement 133, as amended by Statement No. 137, which deferred the effective date to January 1, 2001. The provisions of this statement shall not be applied retroactively to financial statements of prior periods. The Company will adopt Statement 133 as of July 1, 2001. The Company believes that there will be no impact to the Company's results of operations, financial position or cash flows upon the adoption of Statement 133.

NOTE 15 - QUARTERLY RESULTS OF OPERATIONS

   The following table presents summarized quarterly results for fiscal 2001 and 2000:

                                                                                                        2001 (unaudited)
                                                                                             --------------------------------------
                                                                                             First      Second     Third     Fourth
                                                                                            -------    -------    -------   -------
Revenues ................................................................................   $14,029    $13,081    $12,396   $14,276
Gross profit ............................................................................     6,960      6,086      5,875     9,814
Net income ..............................................................................       504        617        422       507
Basic net income per Share ..............................................................       .04        .05        .03       .04
Diluted net income per Share ............................................................       .04        .05        .03       .04

                                                                                                        2000 (unaudited)
                                                                                             --------------------------------------
                                                                                             First      Second     Third     Fourth
                                                                                            -------    -------    -------   -------
Revenues ................................................................................   $13,791    $12,112    $10,273   $14,580
Gross profit ............................................................................     6,860      5,222(1)   5,344     8,302
Net income ..............................................................................       625        646        413       233
Basic net income per Share ..............................................................       .05        .05        .03       .03
Diluted net income per Share ............................................................       .05        .05        .03       .03

---------------
(1) Gross profit was reduced by two multi-million dollar projects that included a large amount of data collection and processing costs.

NOTE 16 - INTEREST INCOME, NET

   The components of interest income, net for the years ended June 30, are as follows:

                                                                                                     2001        2000        1999
                                                                                                   --------    ---------   --------
Interest Income................................................................................    $765,339    $ 350,059   $274,251
Interest Expense...............................................................................     650,942     (197,931)   (43,789)
                                                                                                   --------    ---------   --------
Total..........................................................................................    $114,397    $ 152,128   $230,462
                                                                                                   ========    =========   ========


NOTE 17 - SUBSEQUENT EVENT

   On August 6, 2001, the Company announced the signing of a definitive merger agreement with Harris Interactive Inc. ("Harris"). The merger, which is subject to regulatory approval and approval by the stockholders of both companies, calls for Harris to exchange 1.222 shares of Harris stock for each share of the Company's. When completed, existing Harris stockholders will own approximately 67.25 percent and the Company's stockholders will own approximately 32.75 percent of the outstanding equity of the combined company. Stockholders representing approximately 53 percent of the total outstanding common stock of Harris and approximately 24 percent of the total outstanding common stock of the Company have executed voting agreements pursuant to which they have agreed to vote their shares in favor of the transactions contemplated by the merger agreement. The merger is expected to be finalized in the fourth quarter of calendar year 2001. Following the merger, the Company will become a wholly owned subsidiary of Harris and, initially, will continue to operate under its existing name in the US and Europe. Transaction charges totaling approximately $145,000 were incurred in conjunction with the merger. Through June 30, 2001, these costs are reported as unusual charges in the accompanying Consolidated Statement of Income.

                Schedule II - Valuation and Qualifying Accounts
                  TOTAL RESEARCH CORPORATION AND SUBSIDIARIES


   Rule 12-09. Valuation and Qualifying Accounts


                                                                          Balance at     Charged to
                                                                           Beginning      Costs and      Deductions     Balance at
Description                                                                of Period    Expenses, net     Describe    End of period
-----------                                                               ----------    -------------    ----------   -------------
YEAR ENDED JUNE 30, 2001:
Allowance for uncollectible accounts ..................................    $182,340        $104,586       $57,197(1)     $229,729
YEAR ENDED JUNE 30, 2000:
Allowance for uncollectible accounts ..................................    $110,000        $ 85,340       $13,000(1)     $182,340
YEAR ENDED JUNE 30, 1999:
Allowance for uncollectible accounts ..................................    $110,000              --            --        $110,000

---------------
(1) Write offs of fully reserved bad debts.

                                    Annex B
  Unaudited Consolidated Balance Sheet and Statements of Income and Cash Flows

                              TOTAL RESEARCH CORP.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                       September 30,   June 30,
                                                           2001          2001
                                                       -------------   --------
                                                             (UNAUDITED)
                                     ASSETS
Current assets:
 Cash and cash equivalents .........................      $ 1,050       $ 2,308
 Accounts receivable ...............................        9,518        11,197
 Costs and estimated earnings in excess of billings
  on uncompleted contracts..........................        4,067         3,689
 Other current assets ..............................        1,768         1,825
                                                          -------       -------
    Total current assets ...........................       16,403        19,019
 Property, plant and equipment, net ................        4,014         3,835
 Goodwill and other intangibles ....................        5,828         5,610
 Other assets ......................................          495           745
                                                          -------       -------
    Total assets ...................................      $26,740       $29,209
                                                          =======       =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current installment of long-term debt .............      $   992         3,885
 Accounts payable ..................................        3,913         4,764
 Accrued expenses ..................................        4,365         1,482
 Billings in excess of costs and estimated earnings
  on uncompleted contracts..........................        2,607         4,129
                                                          -------       -------
    Total current liabilities ......................       11,877        14,260
Long-term liabilities, excluding current
  installment.......................................          634           573
Stockholders' equity:
 Common stock, including excess over par value .....        9,314         9,314
 Accumulated other comprehensive loss ..............         (707)         (593)
 Retained Earnings .................................        7,068         7,101
 Officer loan ......................................         (500)         (500)
 Less: Treasury stock at cost ......................         (946)         (946)
                                                          -------       -------
    Total stockholders' equity .....................       14,229        14,376
                                                          -------       -------
    TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY ........................................      $26,740       $26,209
                                                          =======       =======

                              TOTAL RESEARCH CORP.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                         Three Months Ended   Three Months Ended
                                           September 30,         September 30,
                                                2001                 2000
                                         ------------------   ------------------
Revenue from services ...............       $    12,722           $    14,030
Cost of services ....................             5,779                 7,069
                                            -----------           -----------
    Gross profit ....................             6,943                 6,961
Operating expenses ..................             7,050                 6,097
                                            -----------           -----------
    Operating (loss) income .........              (107)                  864
Interest and other income (expense),
  net................................                46                   (34)
                                            -----------           -----------
    (Loss) income before income
  taxes..............................               (61)                  830
                                            -----------           -----------
Income tax (benefit) provision ......               (28)                  326
                                            -----------           -----------
    Net (loss) income ...............               (33)                  504
                                            ===========           ===========
Basic net (loss) income per share ...       $     (0.00)          $      0.04
                                            ===========           ===========
Diluted net (loss) income per share .       $     (0.00)          $      0.04
                                            ===========           ===========
Weighted average shares outstanding
  - basic............................        13,536,280            12,596,591
                                            ===========           ===========
Weighted average shares outstanding
  - diluted..........................        13,547,498            13,405,157
                                            ===========           ===========

                              TOTAL RESEARCH CORP.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)


                                                    For the Three Months Ended
                                                   -----------------------------
                                                   September 30,   September 30,
                                                       2001             2000
                                                   -------------   -------------
Net cash (used in) provided by operating
  activities...................................       $  (412)         $  172
                                                      -------          ------
Cash flows from investing activities:
 Capital expenditures .........................          (553)           (142)
                                                      -------          ------
    Net cash used in investing activities .....          (553)           (142)
                                                      -------          ------
Cash flows from financing activities :
 Payments on bank borrowings ..................            --            (175)
 Payments on capital leases ...................            --             (71)
 Proceeds from issuance of common stock .......            --             512
                                                      -------          ------
    Net cash provided by financing activities .            --             266
Effect of exchange rate changes on cash and
  cash equivalents.............................          (293)           (165)
                                                      -------          ------
Net (decrease) increase in cash and cash
  equivalents..................................        (1,258)            131
Cash and cash equivalents at beginning of
  period.......................................         2,308           6,712
                                                      -------          ------
Cash and cash equivalents at end of period ....       $ 1,050          $6,843
                                                      =======          ======

Note 1 - Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending June 30, 2002.

   For further information, refer to the Consolidated Financial Statements and Footnotes thereto included in Total Research Corporation's Annual Report on Form 10-K for the year ended June 30, 2000.

Note 2 - Segment Information

   Total Research Corporation and subsidiaries operate in one principal industry segment: marketing research services. Geographic financial information for the three-month periods ended September 30, 2001 and September 30, 2000 (in 000's) are as follows:


                                         Three months ended   Three months ended
                                           September 30,         September 30,
                                                2001                 2000
                                         ------------------   ------------------
Revenues
    United States ...................           7,543                8,324
    Europe ..........................           5,179                5,706
                                               ------               ------
Total ...............................          12,722               14,030
                                               ------               ------
Operating income (loss)
    United States ...................            (185)                 597
    Europe ..........................             124                  267
                                               ------               ------
Total ...............................             (61)                 864
                                               ======               ======


Note 3 - Subsequent Events.

   On November 1, 2001, Harris Interactive Inc. acquired all of the issued and outstanding shares of the common stock, par value $.001 per share of Total Research Corporation, pursuant to an agreement and plan of merger dated as of August 5, 2001, by and among Harris Interactive, Total Merger Sub Inc., a Delaware corporation and direct, wholly owned subsidiary of Harris Interactive, and Total Research Corporation. Under the merger agreement, Total Merger Sub was merged with and into Total Research Corporation, with Total Research Corporation continuing as the surviving corporation and as a direct, wholly owned subsidiary of Harris Interactive.

                                9,700,000 Shares


                                  [Harris Logo]


                                  Common Stock





                                ----------------

                             PROSPECTUS SUPPLEMENT
                                 August 6, 2003

                                ----------------





                                LEHMAN BROTHERS

                                ----------------

                           U.S. BANCORP PIPER JAFFRAY